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Craft Beer

5th Element Brewing

Leander, TX

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Early Investor Bonus: The investment multiple is increased to 1.6× for the next $20,000 invested.

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THE PITCH

5th Element Brewing is seeking investment to upgrade electrical power, complete renovations and have w

First LocationRenovating Location

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INVESTOR PERKS

5th Element Brewing is offering perks to investors. You earn the most valuable perk available based on you business. You will not also receive the perks of lesser value, unless specified below.

Founder's Wall Invest $500 or more to qualify. Unlimited available

Your Name on Founder's wall

Grand Opening Event & Custom Swag Invest $1,500 or more to qualify. Unlimited available

4 tickets to Grand Opening which includes custom glassware, t shirt and 1 free beer and name on Founder

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OUR STORY

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SURROUNDING BREWERIES

5th Element has maintained a good, friendly relationship with the surrounding breweries and plans on utili
footprint in the craft beer industry:

Humble Pint
Red Horn
Whitestone
Oasis
Bluebonnet
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TARGET MARKET

Target market segmentation was chosen along two primarydemographic parameters:population of legal d
householdincome per year. To a lesser extent databased on highest level of education completed, race, pc
were studied.

All of the information on the demographics and psychographicsfor the area were veryencouraging. The st
radius of 5th Element Brewing'sdesired location in Old Town Leander. Here is a quicksummary:
Currently 41,424 people or 64.19% of the total population of 64,528 are of legal drinking age. The populat
range of 25-64 were almost entirely younger people, which means they will eventually be included in the p
individuals.
According to the trade organization, the Brewers Association,the primary subset of thepopulation that ten
establishmentsis college educated, white males, age25-45, that earn between $25k - $150k per year inin
womenand minorities continues to grow, their numbers lagbehind the above. Approximately 80% of the pc
most likely to patronize the brewery
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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Renovations, operating capital $18,800
Mainvest Compensation $1,200
Total $20,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $499,800 $585,144 $1,044,812 $1,097,053 $1,129,964
Cost of Goods Sold $97,800 $170,400 $210,500 $250,000 $275,000
Gross Profit $402,000 $414,744 $834,312 $847,053 $854,964

2020 Income Statement

Investment Round Status

Target Raise $20,000

Maximum Raise $60,000

Amount Invested $0

Investors 0

Investment Round Ends August 16, 2021

Summary of Terms

Legal Business Name 5th Element Brewing

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $20,000 invested

1.6×

Investment Multiple 1.5×

Business's Revenue Share 1%–3%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date April 1, 2027

Financial Condition

No operating history

5th Element Brewing was established in April, 2017. Accordingly, there are limited financial statements and
When evaluating this investment opportunity, investors should consider factors outlined in the risk section

Risk Factors

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees
a Note is not like that at all. The ability of 5th Element Brewing to make the payments you expect, and ultir
depends on a number of factors, including many beyond our control.

Limited Services

5th Element Brewing operates with a very limited scope, offering only particular services to potential clien
in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these
additional risk.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 mor
that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell you
to sell, you will likely have difficulty finding a buyer because there will be no established market. Given the
hold your investment for its full term.

The Company Might Need More Capital

5th Element Brewing might need to raise more capital in the future to fund/expand operations, buy proper
members, market its services, pay overhead and general administrative expenses, or a variety of other rea
additional capital will be available when needed, or that it will be available on terms that are not adverse to
Element Brewing is unable to obtain additional funding when needed, it could be forced to delay its busine
altogether.

Changes in Economic Conditions Could Hurt 5th Element Brewing

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, c
declining employment, changes in real estate values, changes in tax policy, changes in political conditions
other factors are unpredictable and could negatively affect 5th Element Brewing's financial performance c
event 5th Element Brewing ceases operations due to the foregoing factors, it can not guarantee that it will
generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither 5th E
subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kin
public offering of shares (for example, publicly-traded firms must generally provide investors with quarter
have been audited by an independent accounting firm). Although Title III does require extensive informatic
different decision if you had more information.

Lack of Ongoing Information

5th Element Brewing will be required to provide some information to investors for at least 12 months follow
information is far more limited than the information that would be required of a publicly-reporting compan
to stop providing annual information in certain circumstances.

If 5th Element Brewing needs more capital in the future and takes on additional debt or other sources of fi
rights superior to yours. For example, they might have the right to be paid before you are, to receive larger
in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchar

Any company whose securities are listed on a national stock exchange (for example, the New York Stock E
rules about corporate governance that are intended to protect investors. For example, the major U.S. stoc
to have an audit committee made up entirely of independent members of the board of directors (i.e., direc
relationships with 5th Element Brewing or management), which is responsible for monitoring 5th Element
Element Brewing will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if 5th Element
successful than your initial expectations.

You Do Have a Downside

Conversely, if 5th Element Brewing fails to generate enough revenue, you could lose some or all of your m

Payments and Return Are Unpredictable

Because your payments are based on the revenue of 5th Element Brewing, and the revenue of 5th Elemen
disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And b
unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other e

Subordination

The Notes shall be subordinated to all indebtedness of 5th Element Brewing to banks, commercial finance
financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

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